SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934

CHARLOTTE RUSSE HOLDING, INC.

(Name of Subject Company)

CHARLOTTE RUSSE HOLDING, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

161048103

(CUSIP Number of Class of Securities)

John D. Goodman

Chief Executive Officer

4645 Morena Boulevard

San Diego, California 92117

(858) 587-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

Copy to:

Frederick T. Muto, Esq.

Jason L. Kent, Esq.

Cooley Godward Kronish LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

Leonard Chazen, Esq.

Stephen A. Infante, Esq.

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

(212) 841-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

4 6 4 5 M O R E N A B O U L E V A R D  .  S A N D I E G O  .  C A  .  8 5 8 5 8 7 1 5 0 0

Dear Charlotte Russe Team:

We are writing to share some exciting and significant news. Today we announced that Charlotte Russe will be acquired by Advent International Corporation, a leading global investment firm. This transaction is the culmination of a thorough process that began in January, when we announced we were exploring strategic alternatives. Since then, the Board has been examining several paths for growth at our Company, and ultimately determined that a sale to this preeminent group with significant retail experience would ensure the best outcome for our employees, customers and investors.

While we are excited about this new chapter in our company’s history, the Board did not take the decision to sell lightly. Having invested in the retail sector for more than 20 years, Advent has an in-depth knowledge of the industry and exceptional track record of supporting growth in the companies in which they are involved. Their desire to add Charlotte Russe to their strong portfolio of global retail apparel brands – which has included lululemon athletica, Gérard Darel, Takko Fashion, Fat Face, among others — underscores our solid business model, talent of our people and significant progress we’ve made in transforming the Company into a top-tier specialty retailer. We believe that Advent is committed to building value in the Company as a long-term investor.

Over the last year, you have worked diligently, increasing our focus on individual store performance metrics, utilizing better merchandising and implementing best retail practices to improve operational performance and profitability. Your hard work and commitment to our shared vision for Charlotte Russe has allowed us to reach this conclusion today.

On behalf of the entire Board and senior management team, we thank each of you for your support and dedication. We ask that you remain focused on providing our customers with the trend-right fashions and outstanding quality and service they’ve come to expect. We are confident that the best is yet to come for the Charlotte Russe family.

You may be contacted by the media regarding today’s announcement. Consistent with our policy, please direct any inquiries to Kathy Swanson at 858.490.2603 or kathy.swanson@charlotterusse.com.

Sincerely,

Jennifer Salopek	John Goodman
Chairman of the Board	Chief Executive Officer

The description contained in this letter is neither an offer to purchase nor a solicitation of an offer to sell securities. The planned tender offer has not commenced. At the time the planned tender offer is commenced, the Advent affiliates that entered into the merger agreement will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Charlotte Russe will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Charlotte Russe’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.

In addition to the offer to purchase, the related letter of transmittal and other tender offer documents, as well as the solicitation/recommendation statement, Charlotte Russe files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Charlotte Russe at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the public reference room. Charlotte Russe’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.